SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 7, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on December 7, 2011.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 7 December 2011

ING to take EUR 0.9-1.1 billion 4Q charge on

US Insurance Closed Block VA assumption review

As reported in ING’s third quarter results of 3 November 2011, ING has been conducting a comprehensive assumptions review for the Insurance US Closed Block Variable Annuity (VA) business.

The review shows current US policyholder behaviour for Closed Block VA policies sold predominantly between 2003 and 2009 diverges from earlier assumptions made by ING, particularly given the ongoing volatility and challenging market circumstances.

The assumptions for the US Closed Block VA were updated for lapses, mortality, annuitisation, and utilisation rates, with the most significant revision coming from the adjustments of lapse assumptions. The revisions bring the assumptions more in line with US policyholder experience and reflect to a much greater degree the market volatility of recent years. In conjunction, ING Insurance US is adjusting hedging to reflect the revised assumptions.

Based on preliminary and unaudited figures, the assumption changes will result in an estimated earnings charge of between EUR 0.9 and 1.1 billion against fourth-quarter results of the US Closed Block VA. The impact of the assumption adjustments includes a charge to restore the reserve adequacy to the 50% confidence level for the US Closed Block VA in line with ING’s IFRS-based accounting policy.

ING decided in early 2009 to terminate the sale of these VA policies. Since then, ING has taken decisive action to reduce risk, leverage and expenses. These actions include reducing deferred acquisition costs, strengthening reserves, expanding the hedging programs and increasing transparency by reporting the US Closed Block VA as a separate business alongside the ongoing ING Insurance US businesses.

“Our new management team in the US Insurance business is taking decisive steps to address legacy issues, improve results and prepare the business for its standalone future,” said Jan Hommen, CEO of ING Group. “The actions announced today reflect necessary steps taken in the context of ongoing market turbulence and the impact that has on US policyholder behaviour.”

As a result of the developments announced today, the Insurance Group Directive (IGD) ratio for ING Insurance is expected to decrease by an estimated 12 percentage-points, but will remain strong at approximately 230%. Likewise, the estimated consolidated risk-based capital (RBC) ratio for the Insurance US operating subsidiaries is expected to decline from 492% as of 30 September 2011, but to remain comfortably above our 425% target following these assumptions changes. ING plans to provide a contingent funding facility of approximately EUR 1.1 billion to its US insurance business to ensure ongoing compliance with US regulatory requirements. ING Insurance US will continue to work on improving its overall regulatory capital position through retained earnings, further derisking and changes in asset allocation. Its core retirement, insurance, and investment management businesses continue to perform as planned.

Today’s announcement about the US Closed Block VA business has no material impact on the results of ING Bank or of ING Insurance EurAsia. ING continues to prepare its

Insurance/Investment Management (IM) businesses for a base case of two IPOs, one for its US Insurance and IM activities and one for its European and Asian Insurance and IM businesses.

ING has completed a separate annual review of the policyholder behaviour assumptions for the VA Japan business, which has resulted in non-material adjustments.

ING will report its fourth-quarter 2011 results on 9 February 2012.

Analyst conference call and webcast

ING will hold an analyst conference call on 7 December 2011 at 12:00 CET. Members of the investment community can listen in to the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9676 (US) and via live audio webcast at www.ing.com.

Press enquiries	Investor enquiries
Victorina de Boer	Matt Keppler
+31 20 541 5469	+31 20 541 6527
Victorina.de.Boer@ing.com	Matt.Keppler@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in customer and policyholder behaviour, (11) changes in general competitive factors, (12) changes in laws and regulations, (13) changes in the policies of governments and/or regulatory authorities, (14) conclusions with regard to purchase accounting assumptions and methodologies, (15) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (16) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document, and any other document or presentation to which it refers, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: December 7, 2011